EX-99.B-77D(a)

                             W&R TARGET FUNDS, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

The following information replaces the first paragraph in the disclosure in the Prospectus regarding the investment strategies of Core Equity Portfolio in the section entitled "The Investment Principles of the Portfolios--Investment Goals, Principal Strategies and Other Investments."

     The goals of Core Equity Portfolio are to provide capital growth and income. The Portfolio seeks to achieve its goals by primarily investing, during normal market conditions, in common stocks of large, high-quality U.S., and to a lesser extent foreign, companies that are well known, have been consistently profitable and have dominant market positions in their industries. The Portfolio will, under normal market conditions, invest at least 80% of its net assets in equity securities, primarily common stocks and securities convertible into common stocks. There is no guarantee, however, that the Portfolio will achieve its goals.

The following information supplements the information in the non-fundamental restrictions section of "Investment Restrictions and Limitations" in the Statement of Additional Information.

     (22) At least 80% of Core Equity Portfolio's net assets will be invested during normal market conditions in equity securities.